Exhibit 99.1

Mountain Province Diamonds Announces $31.3M Initial Gahcho Kué Capital Program

•         Final court approval received for Kennady North Spin-out

•         Kennady North drill program set to commence

•         Gahcho Kué diamond prices increase marginally

Shares Issued and Outstanding: 80,715,558

TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, May 28, 2012 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) today announced that the Gahcho Kué Joint Venture partners, De Beers Canada Inc. ("De Beers") and Mountain Province, have approved the initial capital to advance the Gahcho Kué diamond mine at Kennady Lake in Canada's Northwest Territories in preparation for development.

The C$31.3M budget (C$21.3M for 2012 and C$10M for Q1, 2013) will focus on advancing:

1. Preparation work for the construction and operating permit applications;

2. Front-end engineering and design (FEED);

3. Preparations and procurement for the 2013 winter road;

4. Detailed engineering;

5. Purchase of critical long-lead equipment; and

6. Feasibility study update

Commenting, Mountain Province CEO Patrick Evans said: "Permitting of the Gahcho Kué diamond mine continues to progress satisfactorily. This has provided the joint venture partners with sufficient confidence to continue to progress the Gahcho Kué project according to schedule".

The Technical Sessions of the Environmental Impact Review (EIR), which were intended to resolve as many technical issues as possible prior to the public hearings, took place in Yellowknife from May 22 to May 25, 2012 and concluded successfully. The EIR continues to progress in accordance with the work plan established by the Mackenzie Valley Environmental Impact Review Board (MVEIRB) with the closure of the public record under the EIR expected prior to the end of 2012. Shareholders are reminded that they can follow the EIR progress on the website of the MVEIRB at www.reviewboard.ca.

In addition, final court approval for the planned spin-out of the Kennady North project was received on April 30, 2012, and the Company is currently awaiting final regulatory approval for the planned listing of Kennady Diamonds Inc. on the TSX-V. A further announcement on the record and effective dates is expected to be made shortly.

Preparations have been made for the commencement of the first phase of the planned Kennady North drill program, which will commence as soon as the Company receives its land use permit. Mountain Province is pleased to have received the support of the Lutsel K'e Dene First Nation for the Kennady North land use permit application and expects the permit will be issued prior the end of Q2, 2012.

Plans are in place for two drill rigs to be mobilized to Kennady North with the first rig focussed on in-fill drilling along the Kelvin - Faraday kimberlite corridor, where a number of high priority drill targets have been identified. The second drill rig will test approximately twelve newly discovered kimberlite targets that are accessible during summer. The remainder of the high priority targets will be tested during a second phase winter drill program which will be conducted in early 2013.

Patrick Evans added: "Our priority at Kennady North is to define a resource along the Kelvin - Faraday kimberlite corridor, while also testing a number of newly discovered high priority geophysical targets which correspond with unexplained kimberlite mineral trains not associated with the known kimberlites at Kennady North. We are very excited about the planned Kennady North exploration program and are also keen to commence drilling of the newly discovered geophysical targets at the De Beers JV."

Final analysis of the data from the Fugro airborne gravity gradiometry (AGG) survey over the De Beers JV leases has resulted in the identification of 55 geophysical targets of which 23 are interpreted as high priority. The JV partners are expected to announce a follow-up exploration program in the near future.

Finally, the Company commissioned an updated independent valuation of the diamonds recovered from the Gahcho Kué project. The valuation was conducted by WWW International Diamonds Consultants Ltd. and is based on the WWW Price Book as at March 7, 2012. The updated valuation indicates that the valuation of the Gahcho Kué diamonds increased marginally from April 2011 to March 2012 with the actual value per carat increasing by approximately 1 percent from $185 to $186. The modeled values also remained essentially unchanged.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Mountain Province also controls 100% of the Kennady North Diamond Project comprising thirteen leases and claims immediately to adjacent to the De Beers JV property. The 123.6 square kilometer Kennady North Project hosts three known diamondiferous kimberlites and a number of unexplained kimberlite mineral indicators.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:00e 28-MAY-12